December 10, 2013

Ms. Karen Rosotto
Division of Investment Management
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Managed Portfolio Series (File Nos. 333-172080; 811-22525)

Dear Karen:

Enclosed please find Post-Effective Amendment No. 102 under the Securities Act of 1933 and Post-Effective Amendment No. 103 under the Investment Company Act of 1940 to the Trust's registration statement on Form N-1A (File Nos. 33-172080 and 811-22525) (the "Post-Effective Amendment") for the purpose of adding a new series to the Trust – Consilium Emerging Market Small Cap Fund (the “Fund”), and registering an indefinite number of shares of beneficial interest of the Fund (the "Shares"), in two share classes, under the Securities Act of 1933, as amended (the "1933 Act").

We have acted as counsel for the Trust in connection with the filing of this Amendment with the United States Securities and Exchange Commission (“SEC”).

We believe that this Amendment is filed solely for one or more of the purposes specified in paragraph (b)(1) of Rule 485 under the Securities Act of 1933, as amended (the “Rule”), and no material event requiring disclosure in the prospectus, other than one listed in paragraph (b)(1) of the Rule or one for which the SEC has approved a filing under paragraph (b)(1)(vii) of the Rule, has occurred since the initial filing of the Fund’s registration statement under Rule 485(a).

Very truly yours,

Bernstein Shur